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                             May 12, 2022

       Tracey Travis
       Executive Vice President and Chief Financial Officer
       ESTEE LAUDER COMPANIES INC
       767 Fifth Avenue
       New York, New York 10153

                                                        Re: ESTEE LAUDER
COMPANIES INC
                                                            Form 10-K for the
Year Ended June 30, 2021
                                                            File No. 001-14064

       Dear Ms. Travis:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended June 30, 2021

       Management's Discussion and Analysis
       Results of Operations, page 28

   1. We note the significant changes in net sales on a consolidated as well as segment basis.
                                                        For example,
consolidated net sales increased by 13% from $14.3 billion in 2020 to $16.2 billion in 2021 and
skin care net sales increased by 28% from $7.4 billion in 2020 to $9.5 billion in 2021. In
this regard, in accordance with Item 303(b)(2)(iii) of Regulation S-K, please further expand
your net sales discussion to disclose the extent to which changes in prices, changes in
volume, or the introduction of new products contributed to fluctuations in net sales.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Tracey Travis
ESTEE LAUDER COMPANIES INC
May 12, 2022
Page 2

       You may contact Nudrat Salik at (202) 551-3692 or Jeanne Baker at (202) 551-3691 with any questions.



FirstName LastNameTracey Travis                          Sincerely,
Comapany NameESTEE LAUDER COMPANIES INC
                                                         Division of
Corporation Finance
May 12, 2022 Page 2                                      Office of Life
Sciences
FirstName LastName